Filed by Discovery, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed under Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Discovery, Inc.
Commission File No.: 001-34177
Date: September 21, 2021

The following communications were made to the public by David Zaslav, President & CEO of Discovery, Inc. during the Goldman Sachs Communcopia Conference on September 21, 2021

David M. Zaslav
President & CEO, Discovery, Inc.
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So, it's a very exciting time. And for me, at least, I think having spent 16 years at Discovery and building Discovery in the U.S. and taking it around the world, this is a huge moment for us at Discovery and for me, the months we spent with John Stankey talking about why this deal makes sense, why our content together with the Warner content, we believe creates the most compelling menu of IP. And I think this business starts with IP. It starts with great content that people love.
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And so I think the thing that I'm most excited about is the more that I look at what Warner has, the more I look at how much time people are spending with our product, discovery+, the number of hours that they're spending with discovery+, the fact that our roll-to-pay is still 80% or higher, and the churn is so low, that we have great content, a library almost as big or bigger than Netflix, and then you look at what Warner Bros. has and what HBO has and what Ann and John and Casey and Jason have been doing, with all the great movies and series that together, I think we have the best IP menu in the world. And it's two great companies.

And so, I think we're really extremely well positioned for success. We've got a lot of execution to do. The deal right now, it feels very good. It's still on track for mid-2022. There's nothing in the process that has surprised us thus far, and we continue to work constructively with regulators. And so, we're already really working hard on what this company will look like.
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What we already have on our side, we have our integration team. We have over 182 work streams going. We've been working very hard on our working capital and driving our free cash flow and positioning our company to be ready, so when this deal does get approved and we do close, that we're ready to go.

And a big part of that, and we've been working on this for over four months now, is we've now finalized our go-to-market strategy, and it feels really compelling. We have been at the direct-to-consumer business for several years in Europe and in the U.S. on a smaller niche basis. We've learned a lot from discovery+. We've learned a lot from how it's working in Europe, and we've finalized our go-to-market strategy. We think it's compelling. We think we have an offering that's unmatched with appeal to almost every demo. And it's not appropriate for us to reveal it now, but we have been working very, very hard on it. And now we're going to get ready to continue to position ourselves so that when we close, we can affect that strategy and drive ourselves onto every device around the world.
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David M. Zaslav
President & CEO, Discovery, Inc.
Sure. Now that we've finalized our go-to-market strategy for when our deal closes, we're starting to think of things differently.
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So, I think we continue to do well, but the way that we're modulating it and the way that we're launching it, we're now being much more mindful of the fact that when this deal closes, we think we'll have the most comprehensive and most compelling offering, and we don't want to be confusing. But at the same time, we want to take advantage of the fact that right now, HBO's in 48 million subscribers in the U.S. and Netflix is in 60 million. And we have a lot of subscribers in the U.S. as well. And so, when we do an offering together, we think after close, that we'll have a very significant footprint here in the U.S.

How do we maintain that? I know that Warner is working very hard on continuing to build their engine. But we just want to be thoughtful. We don't want to be confusing, and we also want to put ourselves in a position for a shock and awe global strategy, when you look at the menu, the diversity, the power of the content that we have in one place when this company comes together.
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David M. Zaslav
President & CEO, Discovery, Inc.
Look, we're still going forward. We're just being thoughtful and mindful of the fact that -- and we will share it with you at the appropriate time - what we believe is a very compelling go-to-market aggregate strategy that highlights the strength of these two great companies coming together, and we're just being mindful of that.

So, we're on track for the new markets to come. But we're looking at those markets. We're looking at our approach, and we're looking at the way that we -- the way that we attack it with the idea that in mid next year will be a new company. Next year, we look at things like -- and we have this in our plan. The Olympics was very effective for us. As we look at how do we integrate this new product, the Olympics are coming up next year. We continue to see that adding sports in Europe is very compelling for us. We're anxious to see how to sports work for Warner in Latin America. We don't have access to a lot of that data. But we're just being more thoughtful and mindful now that we have a clear strategy of what we will do, and we will do it quickly once we close on the direct-to-consumer side.

Just one other point because I think what differentiates this company and gives it so much diversified strength is if we are able in this go-to-market strategy, if we're here two years from now, we're able to grow this product globally to 200 million subscribers or three years from now. So, Netflix will be a global direct-to-consumer product that nourishes and appeals people in every language. We will be, Disney will be and maybe others will be as well. But if you look at the Warner Bros. Discovery company, in addition to that, having the Warner Bros. motion picture business on top, I'm here in L.A. And this week, I'm meeting with over 50 people in the business. And a majority of them, when I say why are you here? They came here because of the motion picture business. They came here because of the magic of going to the movies and the lights went out, the phone goes off and there's that big screen and its magic. In some, it affected the culture. It affected them in a way that they saw themselves, and they came here to tell stories to try and affect the culture.

And when the power of having a company that has a strong streaming service, together with a motion picture business that will be 100 years old in 2023 that has IP from DC Comics, Batman, Superman, Harry Potter, as good or better kids IP than anybody in the world, a library as big or bigger in movies and scripted, Game of Thrones, HBO, when you look at that, this overall company of streaming and Warner Bros. together, it's just extremely appealing. And ultimately, you need the best talent to continue to create the best IP so that you can nourish an audience around the world. And I think it is a unique and compelling combination of having a strong Warner Bros.

So, if you're talking to talent, writers, directors, producers and you can work with them on opening a motion picture everywhere in the world. You could work with them on a movie for a streaming service. You could work with them on a series to put on a streaming service and carry it around the world or you could work with them on a product to your traditional business. It's a full ecosystem. And I think that makes Warner and Discovery as a combination, really unique, with real versatility and optionality.

And finally, there are mostly two companies in the business. When I was at NBC, we had must-see TV on Thursday night. But Jack Welch said to me, after Don Omar and Warren Littlefield, brilliant guys, he said, "This isn't must-see TV. It's Warner Bros. TV. And I met with Chuck Lorre the other day, and you look at the rating points from CBS that came from Big Bang, Two and a Half Men, Mom, that was all Warner Bros. And so, Warner Bros. to John Stankey and Jason and Ann's credit because they continue to be so successful with Ted Lasso, I believe they're the strongest maker of television in the world.

Disney is a great maker. But ultimately, there are a lot of other media companies that are pickers. And so, they can pick great content, but Warner makes great content. And that gives great optionality. Warner can continue to make content. And if there are four or five 5 bidders, they can sell it for a lot of money, and that will generate free cash flow and EBIT. Or they also have the ability to move content onto their own platforms at much better economics because they're not bidding against anybody. They're able to put it on their own platform. Or finally, if the world changes and more people get like Disney, where they're producing their own content mostly for themselves, then Warner has the optionality of being the greatest maker of content with the motion picture business, a streaming business and an existing very strong and strengthened traditional business.

And so, it is versatile. This company can modulate and John Stankey and Jason and Ann are doing that right now. But also, in terms of risk, if you're some of these other companies, then you're asking the few companies that are makers - are you going to continue to sell to me? And Warner can do that, but Warner can also -- if the world changes, they have the factory of content that they can put on their own platforms, and that's compelling.
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David M. Zaslav
President & CEO, Discovery, Inc.
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And candidly, in all the research we've done, we find that the appealability of the content, how easy people can get around it, how much they like it, that's not our problem. It's off the charts. The question that we have is, do we have something that people are going to leave dinner at 8:00 and go, "I’ve got to go because I got to see this."? Do we have enough of the explosive content that's going to bring a huge number of people in? And the answer is in the U.S. at least, we don't. We don't have Batman. We don't have Elvis with Tom Hanks. We don't have the White Lotus. We don't have Game of Thrones. And so, the combination of the two, we have all this unbelievable nourishment. So, when somebody comes in, they're staying. And when we look at how much they use our product versus how much they use other streaming services, we're blown away by how much time they spend with us.

And so, one of the theories of the case for John and I in looking at this transaction is Warner has some of the most explosive content in the world. And what Casey is doing at HBO in terms of generating cultural heat, and I got to get home at 8:00 to see the next episode of Mare or Hacks or The Other Two or White Lotus. I was at dinner last night and what people are talking about White Lotus for half an hour, episode by episode. We don't have that at Discovery. On the other hand, people underestimate what we have. because maybe you're watching White Lotus at 8:00 at night, but you're watching Chip and Jo and you're watching Ina Garten all day long.

And so, the idea is that together, you have a much more compelling product, and you have a product that's going to have very little churn because there's so much nourishment. That's one of the things we learned in Europe is you need a lot of content, and you need a lot of content that people love so that they go do it on a regular basis and when they think about which service do I need to keep that we're at the top of the list.

We believe more strongly than ever that the combination and the fact that HBO is getting stronger and stronger, and you look at the slate of what Toby and Ann have coming up and Jason, that we think this combination is really, really going to be compelling. And that doesn't even speak to the other differentiation of this company, which is news and sports.

And we have news in Europe, and we've been playing with news in Poland. We've been playing with it in our direct-to-consumer product. We've been trying to understand how do people relate to it in a subscription service? And as we've finalized our go-to-market strategy, in a number of markets, it will include sports. And the question also with news as CNN being the leader in news around the globe, and cnn.com being the leading web news service or digital new service, that gives great optionality. As we look to our left and right of who has what IP, in Poland, people are going every day to news. What does that do to churn when people go every day to see what's going on, on their product, on their phone?

And so, I think that the overall menu that Warner has together with Discovery, it's going to provide a lot of nourishment and a lot of optionality for users, but also for us to figure out new ways to nourish the audience and differentiate this go-to-market strategy.
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David M. Zaslav
President & CEO, Discovery, Inc.
I think we're going to start with the most compelling IP. We have as good or better of an IP library, and the depth of that library with our entire library, and they have one of the strongest and most compelling movie libraries, the HBO library, the documentary library. So, I think the overall IP is as strong or stronger.

And the other thing that we have is we have a 15- to 25-year library of in-language content in almost every country in the world, which was one of the big appeals for John in looking at our company. And we have teams on the ground all over the world. And we're able to promote because we have 10 to 12 channels in every country in the world, which will add to the overall strategy.

So, I think that we have some advantages because we have great IP, because we're on the ground everywhere in the world. If you need to talk to the Verizon of Italy or the broadband distributor in Germany or in Brazil, we have teams on the ground in every country in the world. We know all those players. And so, I think those are advantages.

The disadvantage is the fact that Netflix is already at scale. And Disney has gotten off, to their credit, to an extraordinary start and their product isn't rolled out, but they are scaling. Now the good news is that Jason and Ann are scaling as well. They're in 48 million homes in the U.S., and Netflix is at 60 million, and they continue to grow as we continue to grow. But I think one of the priorities is going to be, as soon as we close, and that's why I feel so good about the fact that we now have a strong and comprehensive go-to-market strategy that we're going to have to move very quickly, and we're going to have to move quickly also to get as many great people and great talent at this company as possible to continue to build that IP library so we have sustainable growth with great content.
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David M. Zaslav
President & CEO, Discovery, Inc.
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So, as I started with, the hardest thing to do, and you can't create it from scratch, is have great, great IP, even if you spend a massive amount of money. Look at some of these streaming services, some of the best streaming services. If you bare them down and say, "Okay, what sustainable IP do you have?" You might have a great series, and then the series is over. But do you have a Harry Potter? Do you have an Aquaman? Do you have a Batman? Do you have a Game of Thrones? That kind of sustainable global appeal IP that Disney has, that Warner has, that's explosive, we have it maybe in a less explosive way. But when you look at Planet Earth and you look at a lot of our home and food and science content, it is well known all around the world. And so that's our job is to figure out how to do it. But I think that the ad-light product could be a very big differentiator and could be a huge EBIT and free cash flow driver for us.
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David M. Zaslav
President & CEO, Discovery, Inc.
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So, I think the bigger challenge is in the U.S. where cable is much more expensive. And it's one of the reasons why I think having this existing combination come together when it does on track for mid 2022 is going to be very helpful to us for optionality. But also, it solidifies the legacy business for us. One of the exciting things about the Warner business is they have a lot of live content, live news, live sports. We're kind of everything else. And so together, I think it solidifies us on the legacy business side as well, and that will be helpful.

And that is another differentiator. This will be a very big free cash flow company. And so yes, you'll have a streaming service. You have a great Warner Bros, you have a big maker of content that can sell or distribute to itself. But we also have a very big legacy business that isn't going away that we're really good at, that we're driving efficiency in, that we're driving working capital to drive free cash flow. And when you look at that overall business, it generates massive free cash flow that we think within two to three years our leverage should be below three, and then off we go.

And so I think that combination, that stability of having a solidified legacy business that's generating efficiency and free cash flow, together with this new business that if we're successful, 20 years from now, people will be watching these go-to-market product or products on every device in the world in every language, and it will be the way my grandchildren are seeing a lot of the content that they love. But it's a very balanced factory, and it's a very balanced engine that you can diversify in terms of pushing or pulling. Even the ability over a period of years, if things stabilize and get better, you can put more money on the legacy business to drive value, if we're sitting here five years from now and things are declining quicker, you can take content from those platforms and move them to the streaming service. So, I think it's great optionality .….

Where to Find Additional Information
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed merger between Discovery Inc. (“Discovery”) and Magallanes, Inc. (“Spinco”), which will immediately follow the proposed separation of Spinco from AT&T Inc. (“AT&T”) (together, the “proposed transaction”). In connection with the proposed transaction, Discovery intends to file a registration statement on Form S-4, containing a proxy statement/prospectus, with the SEC. In addition, Spinco expects to file a registration statement in connection with its separation from AT&T. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENTS, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of the registration statements and proxy statement/prospectus (when available) and other documents filed by Discovery and Spinco with the SEC at http://www.sec.gov. Free copies of the registration statements and proxy statement/prospectus, once available, and each company’s other filings with the SEC may also be obtained from the respective companies. Free copies of documents filed with the SEC by Discovery will be made available free of charge on Discovery’s investor relations website at https://ir.corporate.discovery.com. Free copies of documents filed with the SEC by AT&T or Spinco will be made available free of charge on AT&T’s investor relations website at https://investors.att.com.

Participants in the Solicitation
Discovery, AT&T and Spinco and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Discovery is set forth in its definitive proxy statement, which was filed with the SEC on April 30, 2021. Information about the directors and executive officers of AT&T is set forth in its definitive proxy statement for its 2021 Annual Meeting of Stockholders, which was filed with the SEC on March 11, 2021. Information about the directors and executive officers of Spinco will be set forth in its registration statement to be filed with the SEC in connection with its separation from AT&T. Investors may obtain additional information regarding the interests of such participants by reading the registration statements, proxy statement/prospectus and other relevant materials regarding the proposed transaction when they become available.

Forward-Looking Statements
Information set forth in this communication, including financial estimates and statements as to the expected timing, completion and effects of the proposed transaction between AT&T and Discovery constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These estimates and statements are subject to risks and uncertainties, and actual results might differ materially. Such estimates and statements include, but are not limited to, statements about the benefits of the transaction, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of AT&T and Discovery and are subject to significant risks and uncertainties outside of our control. Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed transaction, (2) the risk that Discovery stockholders may not approve the proposed transaction, (3) the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated, (4) risks that any of the closing conditions to the proposed transaction may not be satisfied in a timely manner, (5) risks related to potential litigation brought in connection with the proposed transaction, (6) the risk that the integration of Discovery and Spinco will be more difficult, time consuming or costly than expected, (7) risks related to financial community and rating agency perceptions of each of AT&T and Discovery and its business, operations, financial condition and the industry in which it operates, (8) risks related to disruption of management time from ongoing business operations due to the proposed transaction, (9) failure to realize the benefits expected from the proposed transaction, (10) effects of the announcement, pendency or completion of the proposed transaction on the ability of AT&T, Spinco or Discovery to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally and (11) risks related to the potential impact of general economic, political and market factors on the companies or the proposed transaction. The effects of the COVID-19 pandemic may give rise to risks that are currently unknown or amplify the risks associated with the foregoing factors. Discussions of additional risks and uncertainties are contained in AT&T’s and Discovery’s filings with the SEC and in the Form S-4, containing a proxy statement/prospectus, to be filed by Discovery and the registration statement to be filed by Spinco in connection with the proposed transaction. None of Discovery, AT&T or Spinco is under any obligation, and each expressly disclaims any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.